February 26, 2014
VIA EDGAR
Ms. Stephanie J. Ciboroski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Evercore Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 12, 2013

File No. 001-32975

Dear Ms. Ciboroski:
Evercore Partners Inc. is pleased to respond to our telephone conversation held yesterday concerning its Form 10-K for the fiscal year ended December 31, 2012, filed on February 27, 2013, and its Form 10-Q for the quarterly period ended September 30, 2013, filed on November 12, 2013. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries.

The Company acknowledges the Staff’s comment and advises the Staff that the computation of the adjustment amounts to the numerator submitted in our prior response to question 1. in our letter dated February 10, 2014 has been revised to exclude any tax benefit on the cost associated with expensing the unvested LP Units. Accordingly, The Company has revised the adjustments to the numerator for the years ended December 31, 2013, 2012 and 2011.

The following is the revised disclosure within Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders in its 2013 Form 10-K . All dollar and share amounts presented are in thousands, unless otherwise noted. We have underlined the sections which we believe addresses the Staff’s inquiry.

“Note 16 - Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
The calculations of basic and diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders for the years ended December 31, 2013, 2012 and 2011 are described and presented below.

	For the Years Ended December 31,
	2013	2012	2011
Basic Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc.	$54,867	$28,889	$7,918
Associated accretion of redemption price of noncontrolling interest in Trilantic (See Note 15)	(68)	(84)	(84)
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	54,799	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,605)	—	(966)
Net income attributable to Evercore Partners Inc. common shareholders	$53,194	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested RSUs	32,208	29,275	26,019
Basic net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.70	$0.98	$0.30
Basic net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.05)	—	(0.04)
Basic net income per share attributable to Evercore Partners Inc. common shareholders	$1.65	$0.98	$0.26
Diluted Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders
Numerator:
Net income from continuing operations attributable to Evercore Partners Inc. common shareholders	$54,799	$28,805	$7,834
Noncontrolling interest related to the assumed exchange of LP Units for Class A Shares	(a)	(a)	(a)
Associated corporate taxes related to the assumed elimination of Noncontrolling Interest described above	(a)	(a)	(a)
Diluted net income from continuing operations attributable to Class A common shareholders	54,799	28,805	7,834
Net income (loss) from discontinued operations attributable to Evercore Partners Inc. common shareholders	(1,605)	—	(966)
Diluted net income attributable to Class A common shareholders	$53,194	$28,805	$6,868
Denominator:
Weighted average shares of Class A common stock outstanding, including vested RSUs	32,208	29,275	26,019
Assumed exchange of LP Units for Class A Shares	(a)	(a)	(a)
Additional shares of the Company’s common stock assumed to be issued pursuant to non-vested RSUs and deferred consideration, as calculated using the Treasury Stock Method	3,585	2,386	1,903
Assumed conversion of Warrants issued	2,688	887	1,475
Diluted weighted average shares of Class A common stock outstanding	38,481	32,548	29,397
Diluted net income per share from continuing operations attributable to Evercore Partners Inc. common shareholders	$1.42	$0.89	$0.27
Diluted net income (loss) per share from discontinued operations attributable to Evercore Partners Inc. common shareholders	(0.04)	—	(0.04)
Diluted net income per share attributable to Evercore Partners Inc. common shareholders	$1.38	$0.89	$0.23

(a)
The Company has outstanding LP Units in its subsidiary, Evercore LP, which give the holders the right to receive Class A Shares upon exchange on a one for one basis. During the years ended December 31, 2013, 2012 and 2011, the LP Units were antidilutive and consequently the effect of their exchange into Class A Shares has been excluded from the calculation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders. The units that would have been included in the denominator of the computation of diluted net income (loss) per share attributable to Evercore Partners Inc. common shareholders if the effect would have been dilutive were 6,433, 8,695 and 10,356 for the years ended December 31, 2013, 2012 and 2011, respectively. The adjustment to the numerator, Diluted net income attributable to Class A common shareholders, if the effect would have been dilutive, would have been $12,804, $8,135 and $5,692 for the years ended December 31, 2013, 2012 and 2011, respectively. In computing this adjustment, the Company assumes that all vested LP Units, and all unvested LP Units after applying the treasury stock method, are converted into Class A Shares, that all earnings attributable to those shares are attributed to Evercore Partners Inc. and, that it has adopted a conventional corporate tax structure and is taxed as a C Corporation in the U.S. at prevailing corporate tax rates. The Company does not anticipate that the LP Units will result in a dilutive computation in future periods.

The shares of Class B common stock have no right to receive dividends or a distribution on liquidation or winding up of the Company. The shares of Class B common stock do not share in the earnings of the Company and no earnings are allocable to such class. Accordingly, basic and diluted net income per share of Class B common stock have not been presented.”
* * * * * * * * * * * * * * * *
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.
Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Michelle Miller, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Dorothy Bondarenko, Deloitte & Touche LLP

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